Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Medical Editors:
    PASA Abstract to be presented at American Heart Association Conference

    TORONTO, Aug. 14 /CNW/ - Predictive medicine company PreMD Inc. (TSX:
PMD; Amex: PME) today announced that a scientific abstract entitled 'Increased
Skin Cholesterol Identifies Individuals at Increased Cardiovascular Risk: The
Predictor of Advanced Subclinical Atherosclerosis (PASA) Study' has been accepted for presentation at the American Heart Association (AHA) Scientific
Sessions 2007.
    "We are pleased that our abstract was accepted for presentation at this conference. The annual AHA meeting is one of the most important conferences worldwide where cardiovascular research and innovations are discussed and examined," said Brent Norton, president and chief executive officer of PreMD
Inc. "Following the announcement of our recent partnership with AstraZeneca, this news highlights our progress and underscores our commitment to clinical research and advancement. We, along with our collaborators, are very encouraged by the results linking skin cholesterol levels with increased cardiovascular disease risk. This acceptance further strengthens our clinical data and our PREVU(x) product."
    The lead author on the PASA abstract is Dr. James H. Stein from the
University of Wisconsin. The co-authors of the study are: Dr. Wendy S. Tzou,
University of Pennsylvania School of Medicine; Dr. Jeanne M. DeCara,
University of Chicago Pritzker School of Medicine; Dr. Alan T. Hirsch,
University of Minnesota School of Public Health and Minneapolis Heart
Institution Foundation; Dr. Emile R. Mohler III, University of Pennsylvania
School of Medicine; Dr. Pamela Ouyang, John Hopkins University School of
Medicine; Dr. Gregory L Pearce, Innovative Data Resources; and Dr. Michael H
Davidson, Radiant Research.
    The AHA Scientific Sessions conference takes place November 2-7, 2007 in
Orlando, Florida.

    About PreMD Inc.

    PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products are branded as PREVU(x) Skin
Cholesterol Test, to be marketed and distributed by AstraZeneca. The company's cancer tests include ColorectAlert(TM), LungAlert(TM) and a breast cancer test. PreMD's head office is located in Toronto, Ontario and its research and product development facility is at McMaster University in Hamilton, Ontario.
For further information, please visit www.premdinc.com. For more information about PREVU(x), please visit www.prevu.com.

    This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the success of a plan for regaining compliance with certain continued
listing standards of the American Stock Exchange, successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.
    In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.
    Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

    (x) Trademark

    %SEDAR: 00007927E          %CIK: 0001179083

    /For further information: Brent Norton, President and CEO, Tel: (416)
222-3449 ext. 22, Email: bnorton(at)premdinc.com; Ron Hosking, Vice President
Finance and CFO, Tel: (416) 222-3449 ext. 24, Email: rhosking(at)premdinc.com;
Michelle Rabba, Manager, Corporate Communications, Tel: (416) 222-3449 ext.
25, Email: mrabba(at)premdinc.com/
    (PMD. PME)

CO:  PreMD Inc.

CNW 09:00e 14-AUG-07